Exhibit 4.1
WEATHERFORD INTERNATIONAL CORP
DESCRIPTION OF SECURITIES
Weatherford International Corp (“Weatherford,” “we,” “our,” or “us,”) has one class of common stock registered under Section 12 of the Securities Exchange Act of 1934, as amended. The following description of our common stock is a summary and is qualified in its entirety by reference to our Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) and our Amended and Restated Bylaws (the “Bylaws”) and the applicable provisions of the Delaware General Corporation Law (the “DGCL”). Our Certificate of Incorporation and Bylaws have been included as exhibits to our periodic reports filed with the SEC.
Authorized Capital Stock
Our authorized capital stock consists of 1,356,000,000 shares, consisting of 1,346,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, par value $0.001 per share.
Voting Rights
Each share of our common stock entitles the holder to one vote with respect to each matter on which holders of common stock are entitled to vote. Subject to the voting rights expressly conferred to the holders of our preferred stock, if any, the holders of our common stock possess exclusive voting power for the election of directors and for all other purposes. There are no cumulative voting rights.
Our Certificate of Incorporation provides that the number of authorized shares may be increased or decreased (but not below the number then outstanding) by a vote of the holders of capital stock without a separate class or series vote.
Dividends
Holders of our common stock share equally in any dividend declared by our board of directors, subject to the rights of the holders of any outstanding preferred stock. Declaration and payment of any dividend is subject to the discretion of our board of directors. The time and amount of dividends will depend upon our results of operations, financial condition, contractual restrictions, and capital requirements, the provisions of Delaware law affecting the payment of dividends to stockholders, and any other factors our board of directors may consider relevant.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to our stockholders after payment of liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distributions and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock, if required pursuant to the terms of any such preferred stock, before we may pay distributions to the holders of common stock.
Certain other Provisions of our Certificate of Incorporation and Bylaws and Delaware Law
Board of Directors
Our Certificate of Incorporation provides that, subject to the rights of the holders of any series of preferred stock then outstanding, the number of directors will be fixed from time to time exclusively by our board of directors pursuant to a resolution adopted by a majority of our whole board of directors, within the range set forth in our Bylaws. Our Bylaws provide that the number of directors shall not be less than three nor more than 14.

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Our Bylaws provide that directors are elected by the affirmative vote of a majority of the votes cast in uncontested elections, and by a plurality of the votes cast in contested elections. Under the DGCL, any director or the board of directors may be removed, with or without cause, by an affirmative vote of shares representing the majority of all voting power then entitled to vote at an election of directors. Our Certificate of Incorporation also provides that, unless otherwise determined by our board of directors, vacancies may be filled only by a vote of a majority of the directors then in office, even though less than a quorum.
Limitations of Liability and Indemnification of Officers and Directors
Weatherford’s Certificate of Incorporation provides that, to the fullest extent permitted by the DGCL, no director of Weatherford will be personally liable to Weatherford or its stockholders for monetary damages for breach of fiduciary duty as a director. However, this provision does not eliminate or limit the liability of a director:
•for any breach of the duty of loyalty to Weatherford or its stockholders;
•for acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law;
•under Section 174 of the DGCL regarding unlawful dividends and stock purchases; or
•for any transaction from which the director derived an improper personal benefit.
The Bylaws provide that Weatherford will indemnify each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding by reason of the fact that he or she is or was a director or an officer of Weatherford or, while a director or officer of Weatherford, is or was serving at the request of Weatherford as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, including against all expenses, liability and loss reasonably incurred or suffered by such person.
The Bylaws also provide that Weatherford will pay the expenses (including attorneys’ fees) incurred by a director or officer in defending or making certain appearances in any such proceeding in advance of its final disposition or in connection with establishing or enforcing a right to indemnification or advancement of expenses, subject to an undertaking by the indemnitee to repay all amounts so advanced if it is ultimately determined that the indemnitee is not entitled to indemnification or advancement of expenses. The Bylaws also provide certain exceptions to the above and provide that Weatherford may indemnify employees and agents to the fullest extent permitted by Delaware law, subject to certain exceptions.
Weatherford maintains liability insurance policies covering its officers and directors against some liabilities, including certain liabilities under the Securities Act, that may be incurred by them.
Certain Anti-Takeover Provisions of our Certificate of Incorporation and Bylaws and Delaware Law
Our Certificate of Incorporation and Bylaws contain provisions that could deter, delay, or prevent a third party from acquiring control of us, even if doing so would benefit our stockholders. These provisions and certain provisions of Delaware law, which are further summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors.
Authorized Preferred Stock
Our Certificate of Incorporation provides that our board of directors may cause us to issue preferred stock from time to time in one or more series and may fix the number of shares and the designation and other terms of each series without the further approval of our stockholders. The ability to authorize undesignated preferred stock makes it possible for our board of directors to issue preferred stock with super voting, special approval, dividend or other rights or preferences on a discriminatory basis that could impede the success of any attempt to acquire us. These and other provisions may have the effect of deferring, delaying or discouraging hostile takeovers, or changes in control or management of our company. Further, the rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred shares that may be issued in the future.
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
Our Certificate of Incorporation provides that special meetings of stockholders may be called by our board of directors or by our Secretary upon a request made in accordance with our Bylaws by one or more stockholders of record who hold, or who are acting as nominee on behalf of other persons who beneficially own, in the aggregate, at least 25% of the outstanding shares of our common stock on the applicable record date. The threshold required for stockholders to call a special meeting may delay the ability of our stockholders to present a proposal for the consideration of stockholders outside of annual meetings.
Our Bylaws establish advance notice procedures with respect to stockholder proposals for annual meetings and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with specified information. Our Bylaws allow the chairman of a meeting of the stockholders to adopt rules and regulations for the conduct of meetings that may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions also may defer, delay or discourage a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.
Stockholder Action by Unanimous Written Consent
Our Certificate of Incorporation provides that any vote or similar action required or permitted to be taken by holders of our common stock must be effected at a duly called annual or special meeting of our stockholders and may not be effected by consent in writing by such stockholders, unless such written consent is unanimous. As a result, even a holder controlling a majority of our capital stock would not be able to amend our Bylaws or remove directors without holding a meeting of our stockholders called in accordance with our Certificate of Incorporation, our Bylaws and the DGCL.
No Cumulative Voting
Our Certificate of Incorporation and Bylaws do not permit cumulative voting in the election of directors. Cumulative voting allows a stockholder to vote a portion or all of its shares for one or more candidates for seats on our board of directors. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.
Amending our Certificate of Incorporation and Bylaws
Our Certificate of Incorporation may be amended in any manner provided by the DGCL. Because our common stock is the only class of capital stock that is currently outstanding, our Certificate of Incorporation may be amended with the affirmative vote of a majority of the outstanding shares of our common stock.

Our Bylaws may be altered, amended, or repealed or new Bylaws may be adopted by the stockholders holding a majority of the outstanding shares of our common stock, or by the board of directors by the affirmative vote of a majority of our whole board of directors.
Stockholder Derivative Proceedings
Under the DGCL, a stockholder may institute a derivative proceeding brought on our behalf only if the stockholder satisfies the requirements of Delaware law, including that the stockholder was a stockholder at the time of the transaction of which the stockholder complains or the stockholder’s stock thereafter devolved upon the stockholder by operation of law. In addition, a stockholder must make a demand on our board of directors. The demand requirement may be excused where it would be futile.
Section 203 of the DGCL
We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or who is an affiliate or associate of the corporation and did own within three years prior to the determination of interested stockholder status) 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless:
•before the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or
•at or after the time the stockholder became an interested stockholder, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders, but not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.
A Delaware corporation may opt out of this provision, but we have not done so. These provisions of the DGCL could have the effect of deferring, delaying or discouraging hostile takeovers and may also have the effect of preventing changes in control or management of our company. It is possible that these provisions could make it more difficult to accomplish transactions other stockholders might deem desirable.
Choice of Forum
Neither our Certificate of Incorporation nor our Bylaws includes an exclusive forum provision, except that our Bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
Pre-Emption and Similar Rights

We are subject to the rules of Nasdaq requiring stockholder approval of certain share issuances. Holders of shares of our common stock do not have pre-emptive, subscription, conversion, or stockholder redemption rights. There are no redemption or sinking fund provisions applicable to our common stock in our Certificate of Incorporation or Bylaws.
No Liability for Further Calls or Assessments
All of the issued and outstanding shares of our common stock are fully paid and non-assessable.
Transfer and Registration of Shares
Our Certificate of Incorporation and Bylaws do not provide for any restrictions on the transferability of shares of our common stock. Subject to applicable securities laws, shares of our common stock are freely transferable on Nasdaq.
Stock Exchange Listing
Our common stock is listed on Nasdaq under the ticker symbol “WFRD.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Equiniti Trust Company LLC, 1110 Centre Pointe Curve, Suite 101, Mendota Heights, MN 55120.
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